中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Announcement about the Share Reform Plan
by China Southern Air Holding Company, the Controlling Shareholder of the Company

On behalf of CSAHC, the controlling shareholder of the Company, the Company wishes to disclose the details of the consideration arrangement under the Share Reform Plan offered by CSAHC to the holders of its A Shares in exchange for their consents to the conversion of all the non-tradable shares held by CSAHC into tradable A Shares. The Share Reform Plan provides that CSAHC will grant 500,000,000 put warrants to those holders of tradable A Shares who are listed in the shareholders' register on the Record Date associated with the consideration arrangement, at the rate of 5 put warrants for every 10 A Shares held by such shareholders and such consideration arrangement will be equivalent to 0.9327 shares for every 10 A Shares held by holders of tradable A Shares. The rights under the put warrants as referred above will be exercised in a European style with that the exercise ratio will be 1 to 1 and the effective period will be 12 months. The initial exercise price of the put warrant will be RMB7, and holders of the put warrants may exercise their rights in the last 5 trading days of the effective period of the put warrants. CSAHC will announce the method of accounting for the exercise of the rights under the put warrants within 6 months after the date of the listing of the put warrants.

This announcement is prepared and made in accordance with Article 13.09(2) of the Listing Rules of the Stock Exchange of Hong Kong Limited.

The board of directors (the "**Board**") of China Southern Airlines Company Limited (the "**Company**") hereby announces that, upon the authorization by and acting on behalf of China Southern Air Holding Company ("**CSAHC**"), the only holder of non-tradable shares of the Company, it has issued a notice to the holder of domestic shares of the Company listed and traded on the Shanghai Stock Exchange ("**A Shares**" and holders of A Shares as "**Holders of A Shares**") that a meeting of Holders of A Shares of the Company will be held on May 17, 2007 (the "**Relevant Shareholders' Meeting**") for the purpose of securing approval by Holders of A Shares of CSAHC's plan for the conversion of all the non-tradable shares held by CSAHC into tradable A Shares (the "**Share Reform Plan**").

A summary of the Share Reform Plan is set forth below. The full text of this plan and other relevant documents required under the regulatory rules of the Shanghai Stock Exchange are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

1. Important Contents of the Share Reform Plan

1.1 Main Points of the Share Reform Plan

For the purpose of securing the right to make the shares it holds tradable, CSAHC has made the following consideration arrangement for the benefit of Holders of A Shares: CSAHC will grant 500,000,000 put warrants to those holders of tradable A Shares who are listed in the shareholders' register on the Record Date associated with the consideration arrangement, with 5 put warrants for every 10 A Shares held by such shareholders and such consideration arrangement will be equivalent to 0.9327 shares for every 10 A Shares held by holders of tradable A Shares. The rights under the put warrants as referred above will be exercised in a European way in that the exercise ratio will be 1 to 1 and the effective period will be 12 months. The initial exercise price of the put warrant will be RMB7, and holders of put warrants may exercise their rights in the last 5 trading days of the effective period of the put warrants. CSAHC will announce the method of accounting for the exercise of the rights under the put warrants within 6 months after the date of the listing of the put warrants.

1.2 Undertakings of the Holder of Non-tradable Shares

(1) Undertakings of the Holder of Non-tradable Shares

CSAHC, the only holder of non-tradable shares of the Company, undertakes that it will not list, trade or transfer any shares of the Company it holds for twelve months from the date the Share Reform Plan becomes effective, upon expiration of the period as prescribed above, it will list and sell the non-tradable shares on the stock exchange, and the number of shares it will sell in twelve months period and in twenty-four months period will not exceed 5% and 10% of the total number of shares of CSAHC, respectively. The shares purchased by CSAHC upon the exercise of rights under the put warrants and the implementation of Share Reform Plan are not included in the shares subject to restrictions as referred above.

(2) Performance Bond

In accordance with the provisions of the Provisional Measures of the Shanghai Stock Exchange for Warrants and the relevant requirements, CSAHC will provide China Securities Depository and Clearing Corporation Limited Shanghai Branch the performance bond with respect to the funds needed for the exercise of the rights under the put warrants.

(3) CSAHC's Statement

CSAHC will perform its undertakings faithfully and assume corresponding legal liability for failure to do so and it will not transfer any of the shares of the Company it holds except as the transferee recognizes, and is capable of assuming liability for, the undertakings as referred to above.

(4) Liability for Breach of the Undertakings

CSAHC undertakes that, if it fails to perform or to perform fully the undertakings it has made hereunder, it will compensate the Company and other shareholders for any losses they may incur as a result. If CSAHC sells the non-tradable shares held by it during the period CSAHC is prohibited from selling non-tradable shares, CSAHC agrees to undertake the corresponding liability for breach and authorize the depository and clearing corporation to remit the fund received by CSAHC for selling the non-tradable shares to the account of the Company, and the fund shall be given to and owned by all the shareholders of the Company.

1.3 Changes in the Shareholding Structure

(1) In the event of cash settlement or equity settlement but the rights under the put warrants for such equity settlement are not exercised upon the expiring date, the following changes will occur to the shareholding structure:

Unit: 1,000 shares

Category of Share		**Before Change**	**Number Changed**	**After Change**
Non-tradable Shares	Non-tradable Shares Held by Legal Persons within the Territory of China	2,200,000	-2,200,000	0
	Total Number of Non-tradable Shares	2,200,000	-2,200,000	0
Tradable Shares Subject to Restrictions	Tradable Shares Subject to Restrictions Held by Legal Persons within the Territory of China	0	+2,200,000	2,200,000
	Total Number of Tradable Shares Subject to Restrictions	0	+2,200,000	2,200,000
Tradable Shares Not Subject to Any Restrictions	A Shares	1,000,000	0	1,000,000
	H Shares	1,174,178	0	1,174,178
	Total Number of Tradable A Shares Not Subject to Any Restrictions	1,000,000	0	1,000,000
Total Number of Shares		**4,374,178**	**0**	**4,374,178**

(2) In the event of equity settlement and the rights under the put warrants for such equity settlement are exercised upon the expiring date, the following changes will occur to the shareholding structure:

Unit: 1,000 Shares

Category of Share		Before Change	Number Changed	After Change
Non-tradable Shares	Non-tradable Shares Held by Legal Persons within the Territory of China	2,200,000	-2,200,000	0
	Total Number of Non-tradable Shares	2,200,000	-2,200,000	0
Tradable Shares Subject to Restrictions	Tradable Shares Subject to Restrictions Held by Legal Persons within the Territory of China	0	+2,200,000	2,200,000
	Total Number of Tradable A Shares Subject to Restrictions	0	+2,200,000	2,200,000
Tradable Shares Not Subject to Any Restrictions	Tradable Shares Not Subject to Any Restrictions Held by Legal Persons within the Territory of China	0	+500,000	500,000
	A Shares	1,000,000	-500,000	500,000
	H Shares	1,174,178	0	1,174,178
	Total Number of Tradable A Shares Not Subject to Any Restrictions	1,000,000	0	1,000,000
Total Number of Shares		**4,374,178**	**0**	**4,374,178**

2. Agenda for the Relevant Shareholders' Meeting to Be Attended by Holders of A Shares under the Share Reform Plan

2.1 The date of registration of shareholdings held by Holders of A Shares for attending the Relevant Shareholders' Meeting under the Share Reform Plan will be May 8, 2007 (the "**Record Date**").

2.2 The date of convening the Relevant Shareholders' Meeting to be attended by Holders of A Shares under the Share Reform Plan will be May 17, 2007.

2.3 The time for Internet Voting at the Relevant Shareholders' Meeting to be attended by the Holders of A Shares under the Share Reform Plan will be 9:30-11:30 AM and 2:00-3:00 PM each trading day from May 15, 2007 through May 17, 2007 if the Internet Voting is carried out through trading system of the Shanghai Stock Exchange and any time from 9:30 AM on May 15, 2007 through 3:00 PM on May 17, 2007 if the Internet Voting is carried out through the Internet Voting system of the Shanghai Stock Exchange.

3. Suspension and Resumption of the Trading of the Relevant Shares under the Share Reform Plan

3.1 The trading of shares of the Company has been suspended as of March 23, 2007, when the Share Reform Plan began to be implemented, the Company will make a public announcement of the Share Reform Plan on April 16, 2007, and the trading of shares of the Company will be resumed on April 25, 2007 at the latest, during which period the Company will be communicating with its shareholders;

3.2 On or before April 24, 2007, the Board will announce the results of the communication and negotiation between the holders of non-tradable shares and the holder of tradable A Shares as well as the reform plan to be agreed upon through negotiation and will make an application for the resumption of the trading of shares of the Company on the trading day following such announcement;

3.3 If, on or before April 24, 2007, the Board fails to announce any reform plan to be agreed upon through negotiation between the holders of non-tradable shares and the holder of tradable shares, the Company will announce that the Relevant Shareholders' Meeting has been called off and make an application for the resumption of the trading of shares of the Company on the trading day following such announcement or for the postponement of the announcement of the process and results of such negotiation; and

3.4 The Board will make an application for suspension of the trading of shares of the Company from the trading day following the Record Date associated with the Relevant Shareholders' Meeting to the day the statutory procedure for the share reform is completed.

4. Shareholders Entitled to Attend the Relevant Shareholders' Meeting

In accordance with laws, regulations and rules applicable to the Share Reform Plan, the shareholders of the Company entitled to attend the Relevant Shareholders' Meeting will be the Holders of A Shares of the Company that are registered with China Securities Depository and Clearing Corporation Limited Shanghai Branch after the closing of the trading on the afternoon of the Record Date.

5. Channels of Enquiries and Communication

5.1 Hotline for the share reform: 020-86134005 020-86121048

5.2 Fax: 020-86134005

5.3. Email Address for the share reform: gugai@cs-air.com

5.4 Website of the Company: http://www/cs-air.com/cn

5.5 The Board will make a separate announcement of such specific matters as organization of meetings of the investors for a free and cordial discussion.

5.6 Company may also conduct communications with its investors by other means such as sending letters for soliciting suggestions and opinions and interviewing the institutional investors.

By Order of the Board of
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
April 13, 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Xu Jie Bo, Tan Wan Geng and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in "China Daily"

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT

Reference is made to the announcement of the Company in relation to the Share Reform Plan published in the newspapers on April 16, 2007.

Adjustments have been made to the Share Reform Plan of the Company based on suggestions put forward by holders of the non-tradable A shares of the Company during communication that the Company held with such holders.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of China Southern Airlines Company Limited (the "**Company**") in relation to the Share Reform Plan (the "**Share Reform Announcement**") published in the newspapers on April 16, 2007. Unless otherwise defined herein, terms used herein shall have the same meanings as such terms defined in the Share Reform Announcement.

As a result of consultation with the holders of its tradable A shares of the Company, the holders of non-tradable A shares of the Company have made adjustments to the Share Reform Plan of the Company.

1. Adjustments to the Share Reform Plan

Since the Share Reform Announcement was made on April 16, 2007, with the assistance of the Company, the holders of non-tradable shares of the Company communicated extensively with the holders of tradable shares of the Company by hotline call, fax, email, personal visit and other means. After extensively soliciting opinions and suggestions from the holders of tradable shares of the Company, the holders of the non-tradable shares of the Company have made the following adjustments in some parts of the Share Reform Plan in the light of the actual circumstances of the Company:

1.1 Adjustments in the "consideration arrangement"

1.1.1 Consideration arrangement in the original Share Reform Plan

The original plan is as follows: CSAHC will grant 500,000,000 put options to those holders of tradable A Shares who are listed in the shareholders' register on the record date associated with the consideration arrangement, with 5 put options for every 10 A Shares held by such shareholders and such consideration arrangement will be equivalent to 0.9327 shares for every 10 A Shares held by holders of tradable A Shares. The rights under the put options as referred above will be exercised in a European way in that the exercise ratio will be 1 to 1, the effective period will be 12 months period, the initial exercise price will be RMB7, and the holders of the put options may exercise their rights in the last 5 trading days of the effective period of the put options. CSAHC will announce the method of settlement for the put options within 6 months after the date of listing of the put options.

1.1.2 Consideration arrangement in the revised Share Reform Plan

As a result of consultation between the holders of tradable shares and the holders of non-tradable shares, the following adjustments have been made in the Share Reform Plan: CSAHC will grant 1,400,000,000 put options to those holders of tradable A Shares who are listed in the shareholders' register on the record date associated with the consideration arrangement, with 14 put options for every 10 A Shares held by such shareholders and such consideration arrangement will be equivalent to 1.5970 shares for every 10 A Shares held by the holders of tradable A Shares. The rights under the put options as referred above will be automatically exercised in a European way on the expiry date in that the exercise ratio will be 2 to 1 (i.e. the value of the exercise ratio is 0.5), the effective period will be 12 months period, the initial exercise price will be RMB7.43, and the put options will be paid for in cash.

1.2 Additional undertakings made by the controlling shareholder

After taking into full account the opinions of the holders of tradable shares, in addition to the statutory undertakings, CSAHC has made the following additional undertakings so as to further safeguard the interests of the holders of tradable shares and to facilitate the share reform:

1.2.1 For 36 months after the commencement date the Share Reform Plan of the Company, CSAHC will not trade or transfer the shares of the Company it holds;

1.2.2 At the annual shareholders meetings of the Company to be held from 2007 through 2009, CSAHC will propose that the dividends of the Company be distributed in cash and will vote in favor of such distribution plan so that the average annual percentage of dividend to be distributed in cash from 2007 through 2009 will not be lower than 50%, or in other words, the ratio of the total amount of dividends to be distributed in cash in the three years from 2007 through 2009 to the total amount of profits distributable to the shareholders of the Company in these three years will not be lower than 50%; and

1.2.3 Upon completion of the share reform, subject to the relevant laws and regulations of the PRC, CSAHC will support the Company in its efforts to establish and implement a share incentive system for the management.

1.3 The rest of the Share Reform Plan remains unchanged.

2. Supplementary Opinions of the Sponsor

With respect to the adjustments in the Share Reform Plan, Guangfa Securities Co., Ltd., the sponsor, has offered the following supplementary opinions: The adjustments in the Share Reform Plan have been made as a result of the extensive communication and consultation between the holders of non-tradable shares and the holders of tradable shares of China Southern Airlines Company Limited, especially as a result of the conscientious solicitation of opinions from a large number of holders of tradable shares. The adjustments made by China Southern Airlines Company Limited in the Share Reform Plan are in compliance with the relevant provisions of laws, regulations and rules and follows the principle of safeguarding the interests of the holders of tradable shares that guides the share reform and the holders of non-tradable shares of China Southern Airlines Company Limited will have the ability to perform the relevant undertakings. Guangfa Securities Co., Ltd. will continue to recommend that China Southern Airlines Company Limited implement the share reform.

The adjustments in the Share Reform Plan will not change the opinion of the sponsor it previously offered on the Share Reform Plan.

3. Supplementary Opinions of the Legal Counsel of the Company

With respect to the adjustments in the Share Reform Plan, Z&T Law Firm, the legal counsel of the Company, has offered the following supplementary opinions: The adjustments the Company has made in the Share Reform Plan as a result of the communication between CSAHC, the holder of non-tradable shares of the Company, and the holders of tradable shares of the Company are in compliance with the provisions of the Measures for Administration of the Share Reform of Listed Companies formulated by China Securities Regulatory Commission and the Guide to the Implementation of the Share Reform of Listed Companies formulated by the Shanghai Stock Exchange and the adjustments in the consideration arrangement are legal and valid. As required in the relevant laws, regulations and normative policies now in effect, the Share Reform Plan shall have to be finally approved by the authorities in charge of supervision and administration of state-owned assets and it shall also have to be reviewed and approved at a general meeting of the relevant holders of A shares of the Company before it can be implemented.

4. Resumption of the Trading in the A Shares

Trading in the trading in the A shares of the Company will be resumed on April 25, 2007.

5. General Matters

The investors should read carefully the "Information on the Share Reform Plan of China Southern Airlines Company Limited (Revised Version)", the "Summary of the Information on the Share Reform Plan of China Southern Airlines Company Limited (Revised Version)", the "Supplementary Opinions of Guangfa Securities Co., Ltd. as the Sponsor on the Share Reform Plan of China Southern Airlines Company Limited", the "Supplementary Opinions of Z&T Law Firm as the Legal Counsel of China Southern Airlines Company Limited on its Share Reform Plan", and the "Opinions of the Independent Directors of China Southern Airlines Company Limited on the Adjustments in its Share Reform Plan" posted on the Shanghai Stock Exchange (http://www.sse.com.cn) on April 24, 2007.

By Order of the Board of
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
April 23, 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in China Daily"

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

FIRST QUARTERLY REPORT OF 2007

SUMMARY

The unaudited financial statements of the Company for the First Quarterly Report were prepared in accordance with the PRC GAAP.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1. IMPORTANT NOTICE

1.1 This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The directors (the "Directors") of the Company collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2 In accordance with the provisions of Article 177 of the Articles of Association of this Company, the board (the "Board") of Directors of the Company has reviewed the First Quarterly Report of the Company by means of correspondence and in the manner of signed approval. Twelve persons should have taken part in this review and eleven actually took part in it. Mr. Tan Wan Geng, a director, has asked for permission to be absent from this review.

1.3 The manner and procedure for reviewing the First Quarterly Report are in compliance with the provisions of the Company Law and the Articles of Association of the Company.

1.4 The financial statements of the Company for the First Quarterly Report were unaudited.

1.5 Mr. Liu Shao Yong (Chairman), Mr. Si Xian Min (President), Mr. Xu Jie Bo (Chief Financial Officer and Vice President) and Mr. Xiao Li Xin (General Manager of the Financial Department) of the Company, warrant that the First Quarterly Report is true and complete.

2. BASIC PARTICULARS OF THE COMPANY

2.1 Financial Information

2.1.1 Major Accounting Data and Financial Indices (Unaudited)

	As at 31 March 2007	As at 31 December 2007	Change (%)
Total assets *(RMB'million)*	77,635	75,339	3.05
Shareholders' equity (excluding minority interests) *(RMB'million)*	9,822	10,010	-1.88
Net assets per share *(RMB)*	2.25	2.29	-1.75
		For the period from 1 January 2007 to 31 March 2007	Change compared with the period from 1 January 2006 to 31 March 2006 (%)
Net cash inflow from operating activities *(RMB'million)*		1,687	207.85
Net cash inflow from operating activities per share *(RMB)*		0.39	207.85
	Reporting period	For the period from 1 January 2007 to 31 March 2007	Change compared with the period from 1 January 2006 to 31 March 2006 (%)
Net loss *(RMB'million)*	188	188	68.82
Loss per share *(RMB)*	0.04	0.04	70.07
Return on net assets (%)	-1.91	-1.91	4.52 percentage points increased
Return on net assets after extraordinary gains and losses (%)	-2.41	-2.41	4.16 percentage points increased

Extraordinary Gains and Loss	Amounts from 1 January 2007 to 31 March 2007 *(RMB'million)*
Expired sales in advance of carriage	13
Others	47
Effect of the above on taxation	-11
Total	49

2.2 As at the end of the reporting period, the Company had a total number of 112,919 shareholders. Shareholdings of the Ten Largest Shareholders of Tradable Shares (Before Completion of Share Reform).

Name of shareholders	Number of shares held as at 31 March 2007	Type of shareholder
HKSCC Nominees Limited	1,153,215, 998	H shares holder
State Social Security Fund 108 Combination	35,350,454	A shares holder
The Industrial and Commercial Bank of China – Rongtong Motivation Pioneer Stock Securities Investment Fund	30,000,000	A shares holder
The Industrial and Commercial Bank of China – Rongtong Lanchou Growth Securities Investment Fund	29,900,000	A shares holder
The Industrial and Commercial Bank of China – Jiashi Strategy Increasing Mixed Securities Investment Fund	27,999,797	A shares holder
Haitong – Bank of Communications – Rixing Assets Management Co., Ltd. – Rixing AM China RMB A Shares Parent Fund	21,199,821	A shares holder
State Social Security Fund 102 Combination	20,007,704	A shares holder
Agricultural Bank of China - Dacheng Active Growth Stock Securities Investment Fund	16,016,753	A shares holder
Changcheng Securities Co., Ltd.	15,281,792	A shares holder
China Construction Bank – Boshi Zhuti Industry Stock Securities Investment Fund	14,704,240	A shares holder

3. IMPORTANT MATTERS

Share Reform

Pursuant to the relevant rules and regulations, including "Guidelines on Share Reform Plan of the Listed Companies", "Provisions on Management of Share Reform Plan of the Listed Companies", and "Guidelines on the Practice and Operation of the Share Reform Plan of the Listed Companies", China Southern Air Holding Company (the "CSAHC"), the sole holder of non-tradable domestic shares of the Company has put forward a proposal relating to a share reform plan for the Company (the "Share Reform Plan"). After consulting with the Shanghai Stock Exchange (the "SSE"), trading in the domestic shares of the Company which are listed on the SSE ("A Shares") has been suspended from 23 March 2007.

The Company published the announcement on 13 April 2007, in which a notice was issued to the holder of tradable A Shares of the Company that a meeting of holders of A Shares of the Company would be held on 17 May 2007 (the "Relevant Shareholders' Meeting") for the purpose of reviewing the Share Reform Plan of the Company.

The preliminary consideration arrangement in the Share Reform Plan of the Company is that: CSAHC will grant 500,000,000 put options to those holders of tradable A Shares who are listed in the shareholders' register on the record date which is 8 May 2007 (the "Record Date"), with 5 put options for every 10 A Shares held by such shareholders and such consideration arrangement will be equivalent to 0.9327 shares for every 10 A Shares held by holders of tradable A Shares. The rights under the put options as referred above will be exercised in a European way in that the exercise ratio will be 1 to 1 and the effective period will be 12 months. The initial exercise price of the put option will be RMB7, and holders of put options may exercise their rights in the last 5 trading days of the effective period of the put options. CSAHC will announce the method of accounting for the exercise of the rights under the put options within 6 months after the date of the listing of the put options.

CSAHC undertakes that it will not list, trade or transfer any shares of the Company it holds for twelve months from the date the Share Reform Plan becomes effective, upon expiration of the period as prescribed above, it will list and sell the non-tradable shares on the stock exchange, and the number of shares it will sell in twelve months period and in twenty-four months period will not exceed 5% and 10% of the total number of shares of the Company held by CSAHC, respectively. The shares purchased by CSAHC upon the exercise of rights under the put warrants and the implementation of Share Reform Plan are not included in the shares subject to restrictions as referred above. In accordance with the provisions of the Provisional Measures of the Shanghai Stock Exchange for option and the relevant requirements, CSAHC will provide China Securities Depository and Clearing Corporation Limited Shanghai Branch the performance bond with respect to the funds needed for the exercise of the rights under the put options.

With the assistance of the Company, the holders of non-tradable shares of the Company communicated extensively with the holders of tradable shares of the Company by hotline call, fax, email, personal visit and other means. After extensively soliciting opinions and suggestions from the holders of tradable shares of the Company, the holder of the non-tradable shares of the Company has made the following adjustments in some parts of the Share Reform Plan in the light of the actual circumstances of the Company: CSAHC will grant 1,400,000,000 put options to those holders of tradable A Shares who are listed in the shareholders' register on the Record Date associated with the consideration arrangement, with 14 put options for every 10 A Shares held by such shareholders and such consideration arrangement will be equivalent to 1.5970 shares for every 10 A Shares held by the holders of tradable A Shares. The rights under the put options as referred above will be automatically exercised in a European way on the expiry date in that the exercise ratio will be 2 to 1 (i.e. the value of the exercise ratio is 0.5), the effective period will be 12 months period, the initial exercise price will be RMB7.43, and the put options will be paid for in cash.

In addition to the statutory undertakings, CSAHC has made the following additional undertakings:

1. For 36 months after the commencement date of the Share Reform Plan of the Company, CSAHC will not trade or transfer the shares of the Company it holds;

2. At the annual shareholders meetings of the Company to be held from 2007 through 2009, CSAHC will propose that the dividends of the Company be distributed in cash and will vote in favor of such distribution plan so that the average annual percentage of dividend to be distributed in cash from 2007 through 2009 will not be lower than 50%, or in other words, the ratio of the total amount of dividends to be distributed in cash in the three years from 2007 through 2009 to the total amount of profits distributable to the shareholders of the Company in these three years will not be lower than 50%; and

3. Upon completion of the share reform, subject to the relevant laws and regulations of the PRC, CSAHC will support the Company in its efforts to establish and implement a share incentive system for the management.

The full text of this plan and other relevant documents required under the regulatory rules of the Shanghai Stock Exchange are available on the website of the Shanghai Stock Exchange (http://www.sse.com.cn). As at the date of this announcement, CSAHC is communicating with the holders of tradable A Shares with respect to the above Share Reform Plan and the final Share Reform Plan is subject to the review and approval at the Relevant Shareholders' Meeting of the Company.

By order of the Board
China Southern Airlines Company Limited
Liu Shao Yong
Chairman of the Board of Directors

Guangzhou, the People's Republic of China
24 April 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in China Daily"

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Overseas Regulatory Announcement
Announcement on the Results of the Relevant Shareholders' Meeting in relation to Share Reform

This announcement is made by China Southern Airlines Company Limited (the "**Company**") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. Special Notice

1. No proposal has been rejected or amended at the meeting;

2. No new proposal has been put to a vote at the meeting;

3. The Company is to publish an announcement of the implementation of its share reform plan within the next few days, until which the trading in the A shares of the Company continues to be suspended; and

4. For details of the schedule for the resumption of the trading in the A shares of the Company, please see the announcement of the implementation of the share reform plan of the Company.

II. Convening of this Meeting

1. Time of this Meeting:

   i. Time of the Physical Meeting: 1:00 p.m. on May 17, 2007.

   ii. Period for Online Voting: 9:30 to 11:30 a.m. and 1:00 to 3:00 p.m. on the trading days of the Shanghai Stock Exchange from May 15 to May 17, 2007.

2. Venue of the Physical Meeting: Meeting Room No. 1 on the fourth floor of Southern Airlines Pearl Hotel, Airport Road No. 5, Southern Operation Area, New Baiyun International Airport, Guangzhou, Guangdong Province, China.

3. Manner of Convening this Meeting: Combination of voting at the physical meeting, collection of the votes by the board of directors, and online voting.

4. Convener of this Meeting: The board of directors of the Company.

5. Person Presiding over this Meeting: Mr. Liu Shao Yong, chairman of the board of directors of the Company.

6. The convening of this meeting was in compliance with the relevant provisions of the Company Law of the People's Republic of China, the Guiding Opinions on Shareholders' Meetings of Listed Companies, and the Listing Rules of the Shanghai Stock Exchange, the articles of association of the Company, and other laws, regulations and regulatory documents.

III. Attendance at this Meeting

The total shareholder equity of the Company represented by the shareholders and shareholder proxies that should attend this relevant shareholders' meeting of the Company with respect to its share reform should be 3,200,000,000 A Shares, among which 1,000,000,000 are the number of total public A shares.

The number of shareholders and their proxies that attended the meeting of the Company with respect to its share reform and voted thereat totaled 9002, representing 2,744,506,667 shares, which accounted for 85.77% of the total A share equity of the Company. Among 9002, shareholders of public A shares and their proxies totaled 9001, representing 544,506,667 shares, which accounted for 54.45% of the total number of public A shares of the Company and 17.02%. of the total number of A share equity of the Company.

One holder of non-tradable shares, attended the physical meeting and voted thereat, representing 2,200,000,000 shares, which accounted for 68.75% of the total A share equity of the Company.

23 holders of public A shares and their proxies, attended the physical meeting and voted thereat, representing 68,526,452 shares, which accounted for 6.85% of the total number of public A shares of the Company and 2.14% of the total number of A share equity of this Company.

8978 holders of public A shares took part in the online voting, representing 475,980,215 shares, which accounted for 47.6% of the total number of public shares of the Company.

Some of the directors, supervisors and senior management of this Company as well as representatives of the sponsors and lawyers retained by this Company also attended this meeting.

IV. Polling Results of the Meeting

The Share Reform Plan of China Southern Airlines Company Limited (hereinafter referred to as the "Share Reform Plan of the Company") was voted by registered votes at the Meeting.

1. *Results of the Voting on the Share Reform Plan of the Company*

	Number of Shares	Number of Shares For	Number of Shares Against	Number of Shares Abstaining	Percentage of Shares In Favor
All Holders of A Shares	2,744,506,667	2,682,215,501	62,075,566	215,600	97.73%
Holders of Tradable A Shares	544,506,667	482,215,501	62,075,566	215,600	88.56%
Holders of Non-tradable Shares	2,200,000,000	2,200,000,000	0	0	100%

Result: Passed.

2. *Shareholdings of the top 10 holders of tradable shares that voted on the Share Reform Plan of the Company and their votings*

No.	Name of Shareholder	Number of Shares Held	Voting
1	State Social Security Fund 108 Combination 全國社保基金一零八組合	35,350,454	For
2	The Industrial and Commercial Bank of China – Rongtong Motivation Pioneer Stock Securities Investment Fund 中國工商銀行－融通動力先鋒股票型證券投資基金	30,000,000	For
3	The Industrial and Commercial Bank of China – Rongtong Lanchou Growth Securities Investment Fund 中國工商銀行－融通藍籌成長證券投資基金	29,900,000	For
4	The Industrial and Commercial Bank of China – Jiashi Strategy Increasing Mixed Securities Investment Fund 中國工商銀行－嘉實策略增長混合型證券投資基金	27,999,797	For
5	The Industrial and Commercial Bank of China – Boshi Jingxuan Stock Securities Investment Fund 中國工商銀行－博時精選股票證券投資基金	20,999,841	For
6	State Social Security Fund 102 Combination 全國社保基金一零二組合	20,007,704	For
7	Agricultural Bank of China – Dacheng Active Growth Stock Securities Investment Fund 中國農業銀行－大成積極成長股票型證券投資基金	16,016,753	For
8	Changcheng Securities Co., Ltd 長城證券有限責任公司	15,281,792	For
9	Bank of Construction – Huaxia Advantage Increasing Stock Securities Investment Fund 中國建設銀行－華夏優勢增長股票型證券投資基金	15,014,895	For
10	Bank of Construction – Boshi Zhuti Industry Stock Securities Investment Fund 中國建設銀行－博時主題行業股票證券投資基金	14,704,240	For

V. Legal Opinion

Lawyer Lu Hui of Guangdong Z & T Law Firm, whom his Company engaged to act as witness at this meeting of holders of A shares of this Company with its share reform, issued the "Legal Opinion on the Convening of the Meeting of Holders of A Shares of China Southern Airlines Company Limited with Respect to its Share Reform", in which he expressed his opinion that the procedures for the convening and holding of this meeting of the relevant shareholders with respect to the share reform, qualifications of the attendants at this meeting, the proposal put forward at this meeting, and the manner of and procedure for voting on this proposal were all in compliance of the relevant provisions of laws, regulations, regulatory documents and the articles of association of this Company and, therefore, the resolution passed at this meeting of the relevant shareholders with respect to the share reform is legally valid.

VI. Documents Available for Inspection

1. Share Reform Plan of the Company

2. The Legal Opinion on the Convening of the Meeting of Holders of A Shares of China Southern Airlines Company Limited with Respect to its Share Reform

By the order of the board of directors of
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
May 17, 2007

As at the date of this statement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in China Daily"

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED ABOUT THE IMPLEMENTATION OF THE SHARE REFORM PLAN

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules.

China Southern Airlines Company Limited (hereinafter referred as the "Company") and all the members of its board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept responsibility for any false representation, misleading statement or material omission contained herein.

IMPORTANT NOTICE

1. Under the Share Reform Plan, China Southern Air Holding Company (hereinafter referred to as "CSA Holding") will give fourteen (14) put warrants for every ten (10) tradable A Shares held by each holder of tradable A Shares.

2. No taxes will be payable on the consideration by the holders of tradable A Shares.

3. The record date for the consideration arrangement (i.e. distribution of put warrants) to be made under the Share Reform Plan will be June 14, 2007.

4. The trading in A Shares of the Company will be resumed on June 18, 2007, when the abbreviation will be changed from "S 南航" to "南方航空", the stock code will remain to be 600029, and the price of such A Shares will not be applied in the calculation of the ex-right reference price and such price will not have a limit imposed on the range of its fluctuation and will not be included in the index calculation.

5. The effective period of the put warrants will be twelve (12) months from the date they begin to be listed and the "Announcement about the Listing of Put Warrants" will be made within the next few days.

I. The Relevant Shareholders' Meeting That Approved the Share Reform Plan

The Company reviewed and approved the "Share Reform Plan of China Southern Airlines Company Limited" at the relevant meeting of holders of A Shares of the Company held on May 17, 2007.

II. Details of the Implementation of the Share Reform Plan

1. Summary of the Share Reform Plan

   The consideration arrangement: CSA Holding will give 1,400,000,000 put warrants to those holders of tradable A Shares who are listed in the shareholders' register on the record date, with fourteen (14) put warrants for every ten (10) tradable A Shares and equivalent to 1.5970 shares for every ten (10) A Shares held by holders of tradable A Shares. The rights under the put warrants as referred above will be exercised in a European way in that the exercise ratio will be 2 to 1 (i.e. the value of the exercise ratio will be 0.5), the effective period will be twelve (12) months, the initial exercise price will be RMB 7.43, and the put warrants will be settled in cash.

Any shares in odd lot resulting from the distribution of the put warrants will be dealt with in accordance with the regulations of the Shanghai branch of the China Securities Depository and Clearing Corporation Limited.

2. Undertakings of the Holder of Non-tradable Shares

For the purposes of further safeguarding the interests of the holders of tradable shares and actively promoting the implementation of the Share Reform Plan, the only holder of non-tradable shares of the Company hereby makes the following undertakings in addition to the statutory undertakings:

(1) CSA Holding will not list, trade or transfer any shares of the Company it holds for thirty-six (36) months from the date the Share Reform Plan of the Company becomes effective;

(2) At the shareholders' meetings of the Company for the fiscal years from 2007 to 2009, CSA Holding will propose that the Company distribute dividends in cash and will vote in favor of such proposal so that the average annual percentage of the cash dividend the Company will distribute from 2007 to 2009 will not be smaller than 50%, i.e. the ratio of the total of the cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits that can be distributed to the shareholders in these three years will not be smaller than 50%;

(3) Upon completion of the share reform, subject to the applicable laws and regulations, CSA Holding will support the Company in the formulation and implementation of a management equity incentive system; and

(4) CSA Holding will bear all the expenses incurred in connection with the implementation of the Share Reform Plan.

III. Schedule for the Implementation of the Share Reform Plan

1. The date of announcement of the Share Reform Plan: June 13, 2007.

2. The record date for the purpose of implementing the Share Reform Plan: June 14, 2007.

3. The date of resumption of the trading in A Shares of the Company: June 18, 2007, when the price of the A Shares of the Company will not be applied in the calculation of the ex-right reference price and such price will not have a limit imposed on the range of its fluctuation.

4. The Company will announce the detailed arrangements for the listing and trading of the put warrants in the near future.

IV. Change in the Abbreviation of the Shares

As of June 18, 2007, the abbreviation of the A Shares of the Company will be changed to "南方航空" and the stock code of such A Shares will remain to be "600029".

V. Way to Implement the Share Reform Plan

1. The target shareholders of the Share Reform Plan will be "all the shareholders of tradable A Shares of the Company registered with the Shanghai branch of the China Securities Depository and Clearing Corporation Limited on the record date for the purpose of implementing the Share Reform Plan".

2. CSA Holding, the holder of non-tradable shares of the Company, will authorize the Shanghai branch of China Securities Registration and Settlement Company Limited to distribute fourteen (14) put warrants for every ten (10) tradable A Shares held by the holders of tradable shares registered with the Shanghai branch of China Securities Depository and Clearing Corporation Limited on the record date for the purpose of implementing the Share Reform Plan. Put warrants will be distributed to the holders of odd-lot shares in accordance with the relevant rules of the Shanghai branch of China Securities Depository and Clearing Corporation Limited.

3. No taxes will be payable on the put warrants the holders of tradable A Shares will receive this time.

VI. Changes in the Shareholding Structure

Unit: 10,000 shares

Type of Share		Before Share Reform	Change in Number of Shares	After Share Reform
Non-tradable Shares	State Shares	220,000	-220,000	0
	Total Number of Non-tradable Shares	220,000	-220,000	0
Tradable Shares Subject to Restrictions of Sale	State Shares	0	+220,000	220,000
	Total Number of Tradable Shares Subject to Restrictions of Sale	0	+220,000	220,000
Tradable Shares Not Subject to Any Restrictions of Sale	A Shares	100,000	0	100,000
	H Shares	117,417.80	0	117,417.80
	Total Number of Tradable Shares Not Subject to Any Restrictions of Sale	100,000	0	100,000
Total Number of Shares		437,417.80	0	437,417.80

VII. Estimated Schedule for the Listing and Trading of Shares with Trading Moratorium

Estimated Time of Listing and Trading	Number of Shares with Trading Moratorium That can be Listed and Traded
Within thirty-six (36) months from the first trading date after the Share Reform Plan of the Company becomes effective	0
Upon expiration of a period of thirty-six (36) months from the first trading date after the Share Reform Plan of the Company becomes effective	2,200,000,000

VIII. Other Matters

Name of the Company:	China Southern Airlines Company Limited
Address:	278 Airport Road, Guangzhou, Guangdong Province
Postal code:	510405
Contact person:	Su Liang
Contact telephone:	020-86124738
Fax number:	020-86659040

IX. Documents Available for Inspection

1. The full text of The Statement of the Share Reform Plan of China Southern Airlines Company Limited (amended version);

2. The Announcement of the Results of the Voting at the Meeting of Holders of A Shares of China Southern Airlines Company Limited with respect to its Share Reform;

3. The Sponsor Opinion and Supplementary Sponsor Opinion issued by Guangfa Securities Co., Ltd. with respect to the Share Reform Plan of China Southern Airlines Company Limited;

4. The Legal Opinion and Supplementary Legal Opinion issued by Guangdong Zhengping Tiancheng Law Firm with respect to the Share Reform Plan of China Southern Airlines Company Limited; and

5. The Legal Opinion issued by Guangdong Zhengping Tiancheng Law Firm on the relevant shareholders' meeting of China Southern Airlines Company Limited held in connection with its Share Reform Plan.

By the order of the board of directors of
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
June 12, 2007

As at the date of this statement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

"Please also refer to the published version of this announcement in China Daily"